April 23, 2019

Michael Karnjanaprakorn
CEO
Otis Gallery LLC
335 Madison Ave, 3rd Floor
New York, NY 10017

       Re: Otis Gallery LLC
           Amendment No. 1 to Form 1-A
           Filed April 3, 2019
           File No. 024-10951

Dear Mr. Karnjanaprakorn:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 1-A filed April 3, 2019

Description of Business
Asset Liquidity, page 35

1. Your website states that investors are able to "sell shares on our secondary market," yet this section indicates that no such secondary market may ever develop. Please tell us whether you host a functioning secondary market for your securities, as your website advertises. Please also revise this section to disclose, if true, that no secondary market for the offered securities currently exists. Make conforming changes elsewhere in the offering statement where you discuss potential liquidity.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Michael Karnjanaprakorn
Otis Gallery LLC
April 23, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Bill Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact
Charlie Guidry, Staff Attorney, at 202-551-3621 or Lilyanna Peyser, Special Counsel, at 202-
551-3222 with any other questions.



FirstName LastNameMichael Karnjanaprakorn                  Sincerely,
Comapany NameOtis Gallery LLC
                                                           Division of
Corporation Finance
April 23, 2019 Page 2                                      Office of Consumer
Products
FirstName LastName